SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NeoStem, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

640650305

(CUSIP Number)

Jinshu John Zhang, Esq.

Reed Smith LLP

355 South Grand Avenue, Suite 2900

Los Angeles, California 90071

(213) 457-8116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640650305	13D	Page 1 of 11

1	NAMES OF REPORTING PERSONS: RimAsia Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER: 1,181,945(1)
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 1,181,945(1)
10 SHARED DISPOSITIVE POWER: 400,000(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,581,945(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.90*
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 640650305	13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS: RimAsia Capital Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER: 1,181,945(1)
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 1,181,945(1)
10 SHARED DISPOSITIVE POWER: 400,000(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,581,945(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.90*
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 640650305	13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS: RimAsia Capital Partners GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER: 1,181,945(1)
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 1,181,945(1)
10 SHARED DISPOSITIVE POWER: 400,000(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,581,945(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.90*
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 640650305	13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS: Eric H.C. Wei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER: 1,181,945(1)
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 1,181,945(1)
10 SHARED DISPOSITIVE POWER: 400,000(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,581,945(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.90*
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 640650305	13D	Page 5 of 11

SCHEDULE 13D

This Amendment No. 3 on Schedule 13D/A (the “Schedule 13D”) amends and supplements the Schedule 13D, Amendment No. 1 to Schedule 13D and Amendment No. 2 to Schedule 13D/A (collectively, the “Statements”) filed with the Securities Exchange Commission on December 5, 2008, March 6, 2009 and March 27, 2009, respectively, by the reporting persons. The reporting persons include RimAsia Capital Partners, L.P., a Cayman Islands exempted limited partnership (“RimAsia LP”), RimAsia Capital Partners GP, L.P., a Cayman Islands exempted limited partnership (“RimAsia GP”), RimAsia Capital Partners GP, Ltd., a Cayman Islands exempted company (“RimAsia Ltd.”) and Eric H.C. Wei (“Wei”) (the foregoing collectively, “RimAsia”). RimAsia GP is the general partner of RimAsia LP. RimAsia Ltd. is the general partner of RimAsia GP. Wei is the sole director of RimAsia Ltd. and may be deemed to have sole power to vote certain of the shares reported.

The Statements are hereby amended and restated as follows.

Item 1	Security and Issuer.

Common Stock, par value $0.001 per share of NeoStem, Inc. (“Common Stock”)

Warrants to purchase Common Stock

Series D Convertible Redeemable Preferred Stock

Address of Issuer’s Principal Executive Offices:

420 Lexington Avenue

Suite 450

New York, NY 10170

United States

Item 2	Identity and Background.

Name, State or Other Place of Organization and Principal Business of Person Filing:

(1) RimAsia Capital Partners, L.P. is a Cayman Islands exempted limited partnership. Its principal business is as a pan-Asia private equity firm.

(2) RimAsia Capital Partners GP, L.P. is a Cayman Islands exempted limited partnership. Its principal business is as the general partner of RimAsia LP.

(3) RimAsia Capital Partners GP, Ltd. is a Cayman Islands exempted company. Its principal business is as the general partner of RimAsia GP.

(4) Eric H.C. Wei is a citizen of the United States. Mr. Wei’s present principal occupation or employment is as the managing partner of RimAsia LP, an indirect partner of RimAsia GP and as a director of RimAsia Ltd. See above for the principal business of all such entities.

Address of Principal Business Office of all Reporting Persons:

1807 Harbour Centre

25 Harbour Road, Wanchai

Hong Kong

852 2111 5061

CUSIP No. 640650305	13D	Page 6 of 11

Additional Information Regarding Reporting Persons

None of the Reporting Persons have, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

On September 3, 2008, RimAsia purchased 1,000,000 shares of the Issuer’s Common Stock and warrants to purchase up to 1,000,000 shares of the Issuer’s Common Stock in exchange for $1,250,000. The source of these funds was investment capital of RimAsia. See Item 6 hereof for additional information.

On November 2, 2008, Suzhou Erye Economy Trading Co Ltd. (“EET”) pledged to RimAsia LP its 400,000 shares of the Issuer’ s Common Stock and warrants to purchase 400,000 shares of Common Stock. See Item 6 hereof for additional information.

On November 2, 2008, the merger transactions were as set forth in Item 6.

On April 9, 2009, RimAsia LP purchased 400,000 shares of the Issuer’s Series D Convertible Redeemable Preferred Stock, par value $0.01 per share, each automatically convertible into 10 shares of Common Stock upon the approval of the stockholders, and warrants to purchase up to 4,000,000 shares of the Issuer’s Common Stock in exchange for $5,000,000. The source of these funds was investment capital of RimAsia. See Item 6 hereof for additional information.

Item 4	Purpose of Transaction

The purpose of the transaction on September 3, 2008 was for investment. See Item 6 hereof for additional information.

The purpose of the pledging transaction on November 2, 2008 was to provide collateral for a loan in the amount of $500,000. See Item 6 hereof for additional information.

The purposes of the transactions in connection with the Agreement and Plan of Merger entered into on November 2, 2008 were: (i) the proposed transactions pursuant to which the Reporting Persons may acquire additional securities of the Issuer; (ii) the proposed merger transaction regarding the Issuer; (iii) proposed changes in the present board of directors and management of the Issuer; (iv) proposed material changes in the present capitalization of the Issuer; (v) proposed material changes in the Issuer’s business; and (vi) similar actions.

The purpose of the Letter Agreement on December 18, 2008 was to amend certain warrants to restrict their exercisability in the event that such exercise would increase RimAsia’s beneficial ownership of the Company’s Common Stock to above 19.90%. Such restrictions on exercisability shall not apply in connection with a merger, consolidation or sale of all or substantially all of the assets of the Issuer if the stockholders of the Issuer prior to such transaction do not own more than 50% of the entity succeeding to the business of the Issuer after such transaction and such restriction does not apply following any exercise of any mandatory conversion or redemption rights by the Issuer. Such restriction on exercise shall remain in place until such time as approval of the Issuer’s stockholders shall be obtained.

CUSIP No. 640650305	13D	Page 7 of 11

The purpose of the transaction on April 9, 2009 was for investment. See Item 6 for additional information.

Other than as described herein or in the Agreement and Plan of Merger, the Reporting Persons do not have any present plans or proposals which relate to or which would result in the types of events described in clauses (a) through (j) under Item 4 of Schedule 13D.

Item 5	Interest in Securities of the Issuer.

(a) and (b)

Amounts Beneficially Owned:

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei may be deemed the beneficial owners of 1,581,945 shares of Common Stock. RimAsia GP, RimAsia Ltd. and Mr. Wei disclaim beneficial ownership, except to the extent of its or his pecuniary interest therein. (1)

Percent of Class:

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei may be deemed the beneficial owners of 19.90% of the outstanding shares of Common Stock.*(1)

Sole Power to Vote or Direct the Vote and Sole Power to Dispose or Direct the Disposition:

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 1,181,945 shares of Common Stock beneficially owned.(2)

Shared Power to Vote or Director the Vote:

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei have no shared power to vote or direct the vote of shares of Common Stock.

Shared Power to Dispose or Direct the Disposition:

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei have shared power to dispose or direct the disposition of 400,000 shares of Common Stock beneficially owned.(3)

*	Calculated based on 7,949,476 shares of Issuer’s Common Stock outstanding as of June 5, 2009.

(1)	Consists of (i) 1,000,000 shares of the Issuer’s Common Stock, (ii) 400,000 shares of Common Stock owned by Suzhou Erye Economy Trading Co Ltd. and pledged to RimAsia LP, and (iii) warrants to purchase 181,945 shares of Common Stock. The number of warrants to purchase Common Stock set forth herein is determined based on the restriction on exercisability of warrants and conversion of Series D Convertible Redeemable Preferred Stock to the extent that the number of shares of Common Stock to be issued pursuant to such exercise or conversion would cause RimAsia’s total beneficial ownership of Common Stock at such time to exceed 19.90% of the total shares outstanding of the Issuer, as set forth in that certain Letter Agreement dated December 18, 2008 by and between RimAsia and the Issuer. If the aggregate beneficial ownership restriction were not in place, RimAsia would be deemed the beneficial owner of 10,800,000 shares of Common Stock, comprised of (a) 1,000,000 shares of Common Stock, (b) 4,000,000 shares of Common Stock to be converted in the aggregate from 400,000 Series D Convertible Redeemable Preferred Stock, par value $0.01 per share, upon the approval of the stockholders, (c) warrants to purchase 5,000,000 shares of Common Stock, (d) 400,000 shares of Common Stock owned by Suzhou Erye Economy Trading Co Ltd. and pledged to RimAsia LP., and (e) warrants to purchase 400,000 shares of Common Stock owned by Suzhou Erye Economy Trading Co Ltd. and pledged to RimAsia LP. The 19.90% beneficial ownership restriction may be eliminated by the approval of the shareholders of NeoStem. See Item 6 for more information.

CUSIP No. 640650305	13D	Page 8 of 11

(2)	Consists of (i) 1,000,000 shares of the Issuer’s Common Stock, and (ii) warrants to purchase 181,945 shares of Common Stock. See footnote (1) above and Item 6 for more information.

(3)	Consists of 400,000 shares of the Issuer’s Common Stock owned by Suzhou Erye Economy Trading Co Ltd. and pledged to RimAsia LP. See Item 6 for more information.

(c)

See Item 6 for more information.

(d)

Under certain circumstances set forth in the limited partnership agreements of RimAsia LP and RimAsia GP, the general and limited partners of each such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by RimAsia LP.

(e)

Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 3, 2008, RimAsia purchased 1,000,000 shares of the Issuer’s Common Stock and warrants to purchase up to 1,000,000 shares of the Issuer’s Common Stock in exchange for $1,250,000 (subject to the limitation set forth in the Letter Agreement as described below and to stockholder approval as described below).

On November 2, 2008, Suzhou Erye Economy Trading Co Ltd. (“EET”) pledged to RimAsia LP its 400,000 shares of the Issuer’ s Common Stock and warrants to purchase 400,000 shares of Common Stock. In the event that the transactions contemplated by the Agreement and Plan of Merger dated November 2, 2008 by and among the Issuer, CBH Acquisition LLC, China Biopharmaceuticals Holdings, Inc., and China Biopharmaceutical Corp. fail to close by November 2, 2009, EET will repay $500,000 plus interest to RimAsia LP and RimAsia will take ownership of the 400,000 shares of Common Stock and the warrants to purchase 400,000 shares of Common Stock pledged by EET.

On April 9, 2009, the Issuer completed a private placement financing totaling $11 million from three Asia-based investors, including RimAsia LP, which, in exchange for $5,000,000, purchased 400,000 shares of the Issuer’s Series D Convertible Redeemable Preferred Stock, par value $0.01 per share, each automatically convertible into 10 shares of Common Stock upon the approval of the stockholders and warrants to purchase up to 4,000,000 shares of the Issuer’s Common Stock (subject to the limitation set forth in the Letter Agreement as described below and to stockholder approval as described below). The Issuer intends to solicit the approval of the stockholders for the automatic conversion of the Series D Preferred Stock. The warrants will have a per share exercise price equal to $2.50 and are callable by the Issuer if its Common Stock trades at a price equal to or greater than $3.50 for a specified period of time. Upon the affirmative vote of the Issuer’s stockholders and subject to the rules of the NYSE Amex, the warrants will become exercisable for a period of five years.

In addition to the foregoing issuances, on November 2, 2008, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), with China Biopharmaceuticals Holdings, Inc., a Delaware corporation (“CBH”), China Biopharmaceuticals Corp., a British Virgin Islands corporation and wholly-owned subsidiary of CBH (“CBC”), and CBH Acquisition LLC, a Delaware limited liability company and

CUSIP No. 640650305	13D	Page 9 of 11

wholly-owned subsidiary of the Issuer (“Merger Sub”). The Merger Agreement contemplates the merger of CBH with and into Merger Sub, with Merger Sub as the surviving entity (the “Merger”); provided, that prior to the consummation of the Merger, CBH will spin off all of its shares of capital stock of CBC to CBH’s stockholders in a distribution so that the only material assets of CBH following such spin-off (the “Spin-off”) will be CBH’s 51% ownership interest in Suzhou Erye Pharmaceuticals Company Ltd. (“Erye”), a Sino-foreign joint venture with limited liability organized under the laws of the People’s Republic of China (the “PRC”), plus net cash which shall not be less than $550,000. Erye specializes in research and development, production and sales of pharmaceutical products, as well as chemicals used in pharmaceutical products. Erye, which has been in business for more than 50 years, currently manufactures over 100 drugs on seven Good Manufacturing Practices (GMP) lines, including small molecule drugs. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement:

All of the shares of common stock, par value $0.01 per share, of CBH (“CBH Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be converted into the right to receive, in the aggregate, 7,500,000 shares of the Issuer’s Common Stock (of which 150,000 shares will be held in escrow pursuant to the terms of an escrow agreement to be entered into between CBH and the Issuer). Subject to the cancellation of outstanding warrants to purchase shares of CBH Common Stock held by RimAsia LP, a principal stockholder of the Issuer and the sole holder of shares of Series B Convertible Preferred Stock, par value $0.01 per share, of CBH (the “CBH Series B Preferred Stock”), all of the shares of CBH Series B Preferred Stock issued and outstanding immediately prior to the Effective Time will be converted into (i) 5,383,009 shares of the Issuer’s Common Stock, (ii) 6,977,512 shares of Series C Convertible Preferred Stock, no par value, of the Issuer, each with a liquidation preference of $1.125 per share and convertible into shares of the Issuer’s Common Stock at a conversion price of $.90 per share, and (iii) warrants to purchase 2,400,000 shares of the Issuer’s Common Stock at an exercise price of $0.80 per share (such Series C Preferred Stock and such warrants will be subject to the limitations on exercise as described below).

At the Effective Time, in exchange for cancellation of all of the outstanding shares of Series A Convertible Preferred Stock, par value $.01 per share, of CBH (the “CBH Series A Preferred Stock”) held by Stephen Globus, a director of CBH, and/or related persons, the Issuer will issue to Mr. Globus and/or related persons an aggregate of 50,000 shares of Common Stock. The Issuer also will issue 60,000 shares of Common Stock to Mr. Globus and 40,000 shares of Common Stock to Chris Peng Mao, the Chief Executive Officer of CBH, in exchange for the cancellation and the satisfaction in full of indebtedness in the aggregate principal amount of $90,000, plus any and all accrued but unpaid interest thereon, and other obligations of CBH to Globus and Mao. The Issuer will bear 50% of up to $450,000 of CBH’s expenses post-merger, and satisfaction of the liabilities of Messrs. Globus and Mao will count toward that obligation. The Issuer also will issue 200,000 shares to CBC to be held in escrow, payable if the Issuer successfully consummates its previously announced acquisition of control of Shandong New Medicine Research Institute of Integrated Traditional and Western Medicine Limited Liability Company and there are no further liabilities above $450,000. Also at the Effective Time, subject to acceptance by the holders of all of the outstanding warrants to purchase shares of CBH Common Stock (other than warrants held by RimAsia), such warrants shall be canceled and the holders thereof shall receive warrants to purchase up to an aggregate of up to 2,012,097 shares of Common Stock at an exercise price of $2.50 per share. Upon consummation of the transactions contemplated by the Merger, the Issuer will own 51% of the ownership interests in Erye, and Suzhou Erye Economy and Trading Co. Ltd., a limited liability company organized under the laws of the PRC (“EET”), will own the remaining 49% ownership interest.

CUSIP No. 640650305	13D	Page 10 of 11

Pursuant to the Merger Agreement, the Issuer has agreed to use its reasonable best efforts to cause the members of its Board of Directors to consist of the following five members promptly following the Effective Time: Robin L. Smith (Chairman), current Chairman of the Board and Chief Executive Officer of the Issuer; Madam Zhang Jian, the Chairman and Chief Financial Officer of CBH, the General Manager of Erye and a 10% holder of EET, and Richard Berman, Steven S. Myers and Joseph Zuckerman, each a director of the Issuer (the latter three to be independent directors, as defined under the NYSE Amex listing standards). The Issuer’s intention thereafter will be to cause the number of members constituting the Issuer’s Board of Directors to be increased from five to seven, in accordance with the Issuer’s by-laws, as amended, and to fill the two vacancies created thereby with one additional independent director (as defined under the NYSE Amex listing standards) to be selected by a nominating committee of the Issuer’s Board of Directors and with Eric Wei, the managing partner of RimAsia.

In connection with execution of the Merger Agreement, each of the officers and directors of CBH, RimAsia, Erye and EET have entered into a lock-up and voting agreement, pursuant to which they have agreed to vote their shares of CBH Common Stock in favor of the Merger and to the other transactions contemplated by the Merger Agreement and are prohibited from selling their CBH Common Stock and/or the Issuer’s Common Stock from November 2, 2008 through the expiration of the six-month period immediately following the consummation of the transactions contemplated by the Merger Agreement (the “Lock-Up Period”). Similarly, the officers and directors of the Issuer have entered into a lock-up and voting agreement, pursuant to which they have agreed to vote their shares of the Issuer’s Common Stock in favor of the Issuance and are prohibited from selling their Common Stock of the Issuer during the Lock-Up Period.

The transactions contemplated by the Merger Agreement are subject to the authorization for listing on the NYSE Amex (or any other stock exchange on which shares of the Issuer’s Common Stock are listed) of the shares to be issued in connection with the Merger, approval by the stockholders of the Issuer and CBH, approval of the Issuer’s acquisition of 51% ownership interest in Erye by relevant PRC governmental authorities, receipt of a fairness opinion and other customary closing conditions set forth in the Merger Agreement. The Merger currently is expected to be consummated in the second quarter of 2009.

On December 18, 2008, RimAsia and the Issuer entered into that certain Letter Agreement to amend the following warrants as follows:

The warrants to purchase up to 1,000,000 shares of Common Stock, issued on September 3, 2008, and the warrants to purchase up to 4,000,000 shares of Common Stock, issued on April 9, 2009, are not exercisable to the extent that the number of shares of Common Stock to be issued pursuant to such exercise or conversion would cause RimAsia’s total beneficial ownership of Common Stock at such time to exceed 19.90% of the total shares outstanding of the Issuer pursuant to that certain Letter Agreement dated December 18, 2008 by and between RimAsia and the Issuer. Such restrictions on exercisability shall not apply in connection with a merger, consolidation or sale of all or substantially all of the assets of the Issuer if the stockholders of the Issuer prior to such transaction do not own more than 50% of the entity succeeding to the business of the Issuer after such transaction. Such restriction on exercise shall remain in place until such time as approval of the Issuer’s stockholders shall be obtained, for which the Issuer intends to solicit. If the stockholders approve such removal, RimAsia would beneficially own 10,800,000 shares of Common Stock, including the 800,000 pledged equity securities disclosed above).

CUSIP No. 640650305	13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2009

RIMASIA CAPITAL PARTNERS, L.P.

By: RimAsia Capital Partners GP, L.P.

its general partner

By: RimAsia Capital Partners GP, Ltd.

its general partner

By:	/s/ ERIC H.C. WEI
Name:	Eric H.C. Wei
Title:	Director

RIMASIA CAPITAL PARTNERS GP, L.P.

By: RimAsia Capital Partners GP, Ltd.

its general partner

By:	/s/ ERIC H.C. WEI
Name:	Eric H.C. Wei
Title:	Director

RIMASIA CAPITAL PARTNERS GP, LTD.

By:	/s/ ERIC H.C. WEI
Name:	Eric H.C. Wei
Title:	Director

ERIC H. C. WEI

/s/ ERIC H.C. WEI
Eric H.C. Wei